Exhibit 99.1

English Translation
Investor contact:	Jérôme Arnaud
+33 (0) 6 07 35 80 87

+1 (650) 567-8103

jarnaud@ilog.com

Bernard Compagnon

Gavin Anderson & Company +44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 (650) 567-8109

speters@ilog.com

Paris, November 7, 2006

S.A. with a share capital of 18,629,709 euros

340 852 458 R.C.S. Créteil

List of information published or given public in the course of the last 12 months

Established according to article 221-1-1 of the Règlement Général de l’Autorité des marchés financiers

FISCAL YEAR ENDED JUNE 30, 2006

Date	Subject	Support
08/04/2005	French publication - Capital increase 07/22/2005	Petites Affiches n° 154
08/16/2005	Capital increase 07/22/200 Dépôt n° 10510	Greffe du tribunal de Commerce de Créteil
10/06/2005	French publication - Capital increase 09/27/2005	Petites Affiches n° 199
10/17/2005	Capital increase 09/27/2005Dépôt n° 13052	Greffe du tribunal de Commerce de Créteil
10/26/2005	Release : List of information published or given public in the course of the last 12 months	www.amf-france.org
10/27/2005	Release and form 6k : ILOG announces 2006 first quarter results	www.amf-france.org,

www.sec.gov & www.ilog.com
10/27/2005	Release and form 6k : Transition to IFRS	www.amf-france.org, www.sec.gov & www.ilog.com
10/28/2005	Invitation to the Shareholders’ Meeting	Bulletin des annonces légales obligatoires (Balo)
11/02/2005	2006 first quarter revenues	Balo
11/10/2005	Release and form 6k : Transactions on own shares	www.sec.org & www.amf-france.org,
11/17/2005	French publication - Capital increase 10/25/2005	Petites Affiches n° 229
11/28/2005	Capital increase 10/25/2005 Dépôt n° 14973	Greffe du tribunal de Commerce de Créteil
11/25/2005	Repurchase program	www.sec.org & www.amf-france.org,
11/26/2005	Release and form 6k : Transactions on own shares	www.sec.org & www.amf-france.org,
12/02/2005	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org,
12/06/2005	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
12/08/2005	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
12/07/2005	Shareholders’s Meeting approval of fiscal 2005 results	Balo
12/15/2005	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
12/15/2005	Release and form 6k : Erratum- Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
12/28/2005	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
01/17/2006	Release and form 6k : ILOG announces 2006 second quarter estimated results	www.sec.org & www.ilog.com
01/25/2006	2005 Annual accounts deposit Dépôt n° 953	Greffe du tribunal de Commerce de Créteil Avis au B.O.D.A.C.C.
01/26/2006	Release and form 6k : ILOG announces 2006 second quarter results	www.sec.org & www.amf-france.org et www.ilog.com
01/26/2006	Release : Software AG and ILOG sign a strategic alliance for BPM/SOA Solutions	www.ilog.com & www.amf-france.org
02/01/2006	2006 second quarter revenues	Balo
02/03/2006	French publication - Capital increase 01/24/2006	Petites Affiches n° 25
02/03/2006	French Publication – Board members nomination as of 11/29/2005	Petites Affiches n° 29
02/13/2006	Release and form 6k : Transactions on own shares	www.sec.org & www.amf-france.org,
02/20/2006	Release and form 6k : Transactions on own shares	www.sec.org & www.amf-france.org,
02/21/2006	Release : ILOG CPLEX Offers Industry-First Features for Real-World Planning and Scheduling Tasks	www.ilog.com and et www.amf-france.org
02/21/2006	Release and form 6k : 6-month financial statements at	www.ilog.com

	December 31, 2005	www.amf-france.org, & www.sec.org
02/24/2006	Capital increase 01/24/2006 Dépôt n° 2941	Greffe du tribunal de Commerce de Créteil
02/24/2006	Board members nomination as of 11/29/2005 Dépôt n° 2939	Greffe du tribunal de Commerce de Créteil
01/03/2006	6-month financial statements at December 31, 2005	Balo
02/24/2006	Release and form 6k : Transactions on own shares	www.sec.org & www.amf-france.org,
03/08/2006	Communiqué : China's Leading Steelmaker Baosteel Selects ILOG CPLEX for its Supply Chain Planning solution	www.ilog.com & www.amf-france.org
04/10/2006	Press release	www.amf-france.org & www.ilog.com
05/22/2006	Publication - Capital increase and change of Board member as of 04/25/2006	Petites Affiches N° 101
04/27/2006	Release and form 6k : ILOG announces 2006 third quarter results	www.sec.org & www.ilog.com
04/27/2006	Release and form 6k : Business Objects Executive Pierre-Michel Peugnet Joins ILOG Board – Form S8	www.sec.org & www.ilog.com
05/10/2006	Release : ILOG Announces New BRMS and Graphics Toolkit for Microsoft's Visual Studio 2005	www.ilog.com & www.amf-france.org
05/12/2006	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
06/07/2006	Release and form 6k : Individual declarations following articles 222-14 and 222-15 of Règlement de l’AMF	www.sec.org & www.amf-france.org
05/17/2006	2006 third quarter revenues	Balo
06/23/2006	Capital increase and change of Board member as of 04/25/2006 – Dépôt n° 8694	Greffe du tribunal de Commerce de Créteil
07/04/2006	ILOG/ODDO/Midcap liquidity contract 6-month summary	www.amf-france.org
07/13/2006	Release : ILOG announces its Inclusion in the New NASDAQ Global Select Market	www.amf-france.org
07/27/2006	Release : ILOG announces 2006 fourth quarter results	www.ilog.com
08/07/2006	Release : Singapore's Nanyang Polytechnic, SCS and ILOG Collaborate for First Enterprise Business Rule Solutions Center	www.amf-france.org & www.ilog.com
08/07/2006	Release : Transactions on own shares	www.amf-france.org
08/17/2006	Erratum on release 2006-03507701 : Transactions on own shares	www.amf-france.org
08/17/2006	Release : Transactions on own shares	www.amf-france.org
08/25/2006	2006 fourth quarter revenues	Balo
08/28/2006	Release and form 6k : Transactions on own shares	www.amf-france.org & www.sec.org
09/13/2006	Release : ILOG JRules Achieves “Powered by SAP Netweaver®” Qualification	www.amf-france.org & www.ilog.com
09/26/2006	Release : ILOG Opens Subsidiary in China	www.ilog.com
10/06/2006	Document de référence 2005/2006	www.amf-france.org & www.ilog.com
10/06/2006	Form 20-F 2005/2006	www.sec.org & www.ilog.com
10/11/2006	Release : ILOG Joins the IBM SOA Specialty Program	www.amf-france.org

www.ilog.com
10/13/2006	Form 20-F /A 2005/2006	www.sec.org & www.ilog.com
10/13/2006	Release : ILOG Invests in Prima Solutions	www.ilog.com
10/25/2006	Release : ILOG Takes Stake in Chinese Software Company	www.amf-france.org & www.ilog.com
10/26/2006	Release and form 6k : ILOG announces 2007 third quarter results	www.amf-france.org, www.sec.org & www.ilog.com
10/26/2006	form 6k : ILOG takes investments in Prima Solutions and a Chinese software company	www.sec.org & www.ilog.com
10/27/2006	Invitation to the Shareholders’ Meeting	Balo
10/27/2006	Release and form 6k : Principal accountant fees and services	www.sec.org, www.ilog.com & www.amf-france.org
10/31/2006	Release : ILOG and TAVANT Technologies Team up on Solutions for the Mortgage-Lending Industry	www.ilog.com & www.amf-france.org
In order to consult all press releases issued by ILOG : In French : http://www.ilog.fr/corporate/releases/ In English : http://www.ilog.com/corporate/releases/